Exhibit 99.2

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2013 PRO FORMA SEGMENT DATA RESTATED FOR DISCONTINUED OPERATIONS (UNAUDITED)

(Dollars in millions)	Q1 2013			Q2 2013			Q2 2013 YTD		
	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %
Test & Measurement and Electronics	$ 520	$ 68	13.0 %	$ 542	$ 74	13.7 %	$ 1,062	$ 142	13.4 %
Automotive OEM	589	117	19.8 %	614	126	20.6 %	1,203	243	20.2 %
Polymers & Fluids	492	72	14.6 %	525	96	18.3 %	1,017	168	16.5 %
Food Equipment	467	78	16.7 %	491	92	18.7 %	958	170	17.7 %
Welding	472	122	26.0 %	480	128	26.5 %	952	250	26.2 %
Construction Products	409	48	11.7 %	446	61	13.7 %	855	109	12.7 %
Specialty Products	481	96	19.9 %	506	113	22.4 %	987	209	21.2 %
Intersegment	(10)	—	—%	(11)	—	—%	(21)	—	—%
Total Segments	**$ 3,420**	**$ 601**	**17.6%**	**$ 3,593**	**$ 690**	**19.2%**	**$ 7,013**	**$ 1,291**	**18.4%**
Decorative Surfaces	—	—	—%	—	—	—%	—	—	—%
Unallocated	—	(23)	—%	—	(60)	—%	—	(83)	—%
Total Company	**$ 3,420**	**$ 578**	**16.9%**	**$ 3,593**	**$ 630**	**17.5%**	**$ 7,013**	**$ 1,208**	**17.2%**

Exhibit 99.2

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2012 PRO FORMA SEGMENT DATA RESTATED FOR DISCONTINUED OPERATIONS (UNAUDITED)

(Dollars in millions)	Q1 2012			Q2 2012			Q3 2012			Q4 2012			2012 YTD		
	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %
Test & Measurement and Electronics	$ 530	$ 62	11.8%	$ 593	$ 93	15.7%	$ 623	$ 114	18.2%	$ 553	$ 73	13.2%	$ 2,299	$ 342	14.9%
Automotive OEM	566	112	19.7%	547	109	19.9%	521	99	19.1%	537	101	18.8%	2,171	421	19.4%
Polymers & Fluids	523	78	15.0%	548	91	16.6%	509	81	15.9%	483	77	15.8%	2,063	327	15.8%
Food Equipment	473	76	16.0%	476	78	16.4%	491	93	19.0%	499	85	17.0%	1,939	332	17.1%
Welding	495	139	28.0%	469	121	25.9%	443	109	24.5%	440	101	23.0%	1,847	470	25.4%
Construction Products	424	36	8.4%	446	60	13.4%	432	59	13.7%	422	46	10.7%	1,724	201	11.6%
Specialty Products	465	88	19.1%	481	106	22.0%	458	90	19.6%	467	81	17.4%	1,871	365	19.5%
Intersegment	(11)	—	—%	(12)	—	—%	(11)	—	—%	(10)	—	—%	(44)	—	—%
Total Segments	$ 3,465	$ 591	17.1%	$ 3,548	$ 658	18.5%	$ 3,466	$ 645	18.6%	$ 3,391	$ 564	16.6%	$ 13,870	$ 2,458	17.7%
Decorative Surfaces	275	42	15.3%	286	48	16.8%	267	41	15.4%	93	12	12.9%	921	143	15.5%
Unallocated	—	(18)	—%	—	(37)	—%	—	(19)	—%	—	(52)	—%	—	(126)	n/a
Total Company	$ 3,740	$ 615	16.5%	$ 3,834	$ 669	17.4%	$ 3,733	$ 667	17.9%	$ 3,484	$ 524	15.0%	$ 14,791	$ 2,475	16.7%